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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-22972
CUSIP NUMBER 12564R103

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	November 30, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CLST Holdings, Inc.
Full Name of Registrant

CellStar Corporation
Former Name if Applicable

17304 Preston Road, Suite 420
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75252
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. This is required if any person other than the company is unable to furnish any required opinion, report or certification; then you must attach a statement signed by such person.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CLST Holdings, Inc. (the “Company”) cannot file its Annual Report on Form 10-K for the fiscal year ended November 30, 2009 (the “Form 10-K”) by the prescribed due date of March 1, 2010 because it has not yet finalized its financial statements for the fourth quarter and fiscal year ended November 30, 2009, and the audit of the Company’s 2009 financial statements is ongoing.

The Company’s limited financial and human resources following the adoption of its plan of dissolution has resulted in the delay of its preparation and review of the Form 10-K.  This delay could not be avoided without unreasonable effort or expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company anticipates that the Form 10-K will be filed no later than the fifteenth calendar day following the date on which the Form 10-K was due.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert A. Kaiser	(972)	267-0500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The statements of operations included in the financial statements to be attached to the Form 10-K to which this Notice of Late Filing on Form 12b-25 (“Form 12b-25”) relates will reflect certain significant changes in the Company’s results of operations for the fiscal year ended November 30, 2009 (“fiscal 2009”) compared to the fiscal year ended November 30, 2008 (“fiscal 2008”). The reasons for some of the significant changes are as follows:

On November 10, 2008, December 12, 2008 and February 13, 2009, the Company consummated three acquisitions of receivables portfolios (the “Receivable Purchases”).  Fiscal 2009 will be the first full fiscal year in which the Company will report a full twelve months of the performance of the asset receivable portfolios.  The Company expects that there will be significant changes in the results of operations (in particular, total revenues, interest income and net loss) from the corresponding period for the last fiscal year as a result of the impact of the Receivable Purchases.

Also, during fiscal 2009, the Company has been involved in extensive litigation with Red Oak Fund, L.P. and certain of its affiliates (“Red Oak”).  In connection with this litigation, the Company has incurred substantial legal and professional costs.

While we have not finalized all of the analysis related to our year end closing process, we expect to report net loss of approximately $5.4 million in fiscal 2009 compared to $1.7 million in fiscal 2008, an increase in net loss of approximately $3.7 million. This increase in net loss is primarily due to costs related to our litigation with Red Oak and an increase in our provision for doubtful accounts related to our asset receivable portfolios.

The Company’s estimates of its operating results for fiscal 2009 contained in this Form 12b-25 should be considered preliminary, and are subject to change to reflect any necessary corrections or adjustments, or changes in accounting estimates, that are identified prior to the time the Company finalizes its financial statements for fiscal 2009. The Company’s actual results of operation may differ significantly from the estimates contained herein.

Certain information included herein may constitute “forward-looking” statements for purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and, as such, may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, litigation results or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. When used in this report, the words “anticipates,” “estimates,” “believes,” “continues,” “expects,” “intends,” “may,” “might,” “could,” “should,” “likely,” “plan,” and similar expressions are intended to be among the statements that identify forward-looking statements. Statements of various factors that could cause the actual results, performance or achievements of the Company or future events relating to the Company to differ materially from the Company’s expectations (“Cautionary Statements”) are disclosed, including, without limitation, those discussed in the “Risk Factors” section in Part I, Item 1A of the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2008, as amended and Part II, Item 1A of the Company’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2009, as amended, those statements made in conjunction with the forward-looking statements and otherwise herein. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the Cautionary Statements. We have no intention, and disclaim any obligation, to update or revise any forward-looking statements, whether as a result of new information, future results or otherwise.  Among the factors that could cause actual results, performance litigation results or achievement to differ materially from those described or implied in the forward-looking statements, include but are not limited to the risks that additional or new information may arise during the Company’s completion of its audit for fiscal 2009 which causes the Company to revise or change the estimates contained in this Form 12b-25 or any other subsequent information which impacts the estimated results reported in this Form 12b-25, including the review of the Company’s financial statements by its independent auditors.

CLST Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 1, 2010	By	/s/ Robert A. Kaiser
Robert A. Kaiser
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).